    As filed with the Securities and Exchange Commission on November 27, 2000



                          Registration No. 333-49524
                          ==========================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                          AMENDMENT NO. 1 TO FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             CYBERIAN OUTPOST, INC.
                               a/k/a OUTPOST.COM
             (Exact name of registrant as specified in its charter)


              DELAWARE                                     06-1419111
    (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                  Identification Number)

                              23 NORTH MAIN STREET
                                 KENT, CT 06757
                                 (860) 927-2050
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               Katherine N. Vick
                                   PRESIDENT
                             CYBERIAN OUTPOST, INC.
                              23 NORTH MAIN STREET
                                 KENT, CT 06757
                                 (860) 927-2050
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:

                          MICHAEL L. FANTOZZI, ESQUIRE
              MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                                                   PROPOSED MAXIMUM
TITLE OF EACH CLASS OF          AMOUNT TO BE        PROPOSED MAXIMUM               AGGREGATE OFFERING    AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED (1)(3)   OFFERING PRICE PER SHARE (2)   PRICE (2)             REGISTRATION FEE (3)
---------------------------     -----------------   ----------------------------   ------------------    --------------------
Common Stock, $0.01 par value   3,139,648                  $2.891                     $9,076,722.368            $2,397

  (1) Includes an indeterminate number of additional shares of common stock as may from time to time be issued by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416.


  (2) The price of $2.891 per share, which was the average of the high and low prices of the common stock reported by the Nasdaq Stock Market on November 3, 2000, was set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.


  (3) On November 8, 2000, 3,139,643 shares of Common Stock were listed to be registered for a total fee to the comission of $2,397, which was paid on such date. Five additional shares are to be registered pursuant to this Amendment No. 1 for which no additional fee is due.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                                3,139,648 SHARES

                             CYBERIAN OUTPOST, INC.

                                  COMMON STOCK


This prospectus covers the sale by the selling stockholders listed beginning on page 14 of 3,139,648 shares of our common stock.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


Our common stock is listed on the Nasdaq National Market under the symbol "COOL." On November 24, 2000, the closing sale price of our common stock on the Nasdaq National Market was $1.75 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is November 27, 2000.

                               TABLE OF CONTENTS

Outpost.com's Business.............................   1

Risk Factors.......................................   4

Special Note Regarding Forward-Looking Statements..  13

Selling Stockholders...............................  14

Plan of Distribution...............................  15

Legal Matters......................................  16

Experts............................................  16

Where You Can Find More Information................  17

Incorporation of Documents by Reference............  17

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

"Cyberian Outpost," "Outpost.com," "TruePrice," "OutpostPro," "OutpostAuctions.com," "Cyberian Express," "Transparent Personalization" and other trademarks and service marks of Cyberian Outpost, Inc. mentioned in this prospectus are the property of Cyberian Outpost, Inc. All other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

The terms "Outpost.com," "Cyberian Outpost," "we" and "our" as used in this prospectus refer to Cyberian Outpost, Inc.

                             OUTPOST.COM'S BUSINESS


Outpost.com, established in 1995, has three primary areas of focus for its business: our industry-leading business-to-consumer retail superstore located at www.outpost.com, our eBusiness Services operation, which provides end-to-end online commerce solutions for other retailers, manufacturers and web sites, and Outpost Professional, our business-to-business reseller of technology products.


  WWW.OUTPOST.COM - BUSINESS-TO-CONSUMER ONLINE RETAILER

  We are a leading global Internet-only retailer featuring over 200,000 consumer technology and related products for the home and office. As of August 31, 2000, we had approximately 850,000 customers worldwide. Our superstore features computers and accessories, software, consumer electronics, cameras, and other high end consumer products for domestic and international customers and operates 24 hours a day, seven days a week. Our online store features:

     .  an easy to navigate, intuitive interface;
     .  outstanding twenty-four by seven customer service;
     .  free overnight delivery;
     .  extensive product information;
     .  powerful search capabilities;
     .  competitive pricing; and
     . a flexible return policy, including pick-up from any location in the U.S.

  We are the #1 top-rated consumer shopping experience on the Web as rated by the online rating service, Bizrate.com. Outpost.com has become one of the most widely known and used e-commerce sites. Since December 1998, we have consistently received the top rating of 4.5 stars (out of 5) from Bizrate.com. For two consecutive years, we have earned the #1 ranking in the Computing category of the Forrester PowerRankings. We were also named Best of the Web by Fortune Magazine, Favorite Destination by PC Magazine, and #1 Rated in Category by Fortune Magazine.

  EBUSINESS SERVICES - END-TO-END E-COMMERCE SOLUTIONS

  We also provide eBusiness Services that include end-to-end e-commerce solutions for a variety of partners. These services include Web site design and hosting, 24x7 customer service, inventory management, and order processing and fulfillment. Our current eBusiness Services clients include leading retailers Brookstone, Tweeter Home Entertainment Group and Wolf Camera. Through eBusiness Services, we leverage Outpost.com's investments in operating systems and facilities to generate new product and service revenue streams.

  OUTPOST PROFESSIONAL - BUSINESS-TO-BUSINESS RESELLER


  We have expanded our business beyond the online "superstore" targeted to retail consumers to include a focus on the business-to-business, or ("B2b"), sector. This includes our Web store "Your Office at Outpost.com" which specifically addresses the needs of small office and home office customers. To further expand our B2b presence, on September 8, 2000, we acquired CMPExpress.com, Inc., which has been renamed Outpost Professional ("OutpostPro"). OutpostPro sells technology products to medium to large size businesses. This acquisition provides us with a strong foundation of B2b sales and a dedicated team of sales and customer service professionals with experience in assisting corporate buyers in making large scale purchases.


Our business has grown rapidly since we started in 1995. Net sales increased from $1.9 million for our fiscal year ended February 29, 1996 to $189 million for our fiscal year ended February 29, 2000. Sales for the first six months of fiscal 2001 totaled $137.1 million. In addition, of the approximately 850,000 individual customers in over 150 countries who have purchased from us since we started, nearly 572,000 have become customers since March 1, 1999.

We understand the key business challenges of the Internet retailing industry. Our online superstore was created to provide retail consumers, and now small, medium and large size businesses, with a convenient, compelling and enjoyable shopping experience in a Web-based retail environment. Key attributes of our business include:


     . Efficient economics of our "virtual" store. As an Internet-only merchant, we enjoy structural economic advantages that we believe will ultimately allow us to achieve greater operating margins relative to traditional consumer technology retailers. These advantages include: low-cost unlimited "shelf space"; lower personnel requirements, scaleable technology, and our ability to serve a global customer base from a single, domestic location.

     . Broad array of product offerings. Our unlimited, low-cost "shelf space", allows us to offer more than 200,000 products.

    . The availability of value-added online content. To assist our customers, valuable information, including extensive product descriptions, is available on our Web site and through our free e-mail newsletter.

    . Convenient 24-hour shopping. Our online superstore, which is available 24 hours a day, seven days a week, may be reached from the customer's home or office and features sophisticated browsing and search technology.

    . The ability to reach a global customer base. The global reach of the Internet allows us to deliver a broad selection of products to customers in international, rural or other locations that cannot support large scale physical stores or to which catalogs cannot be easily or cost effectively distributed.


Our goal is to become an e-commerce market leader for the Internet sale of a broad array of consumer technology products for individual consumers as well as small, medium and large size businesses. Further, we plan to continue to leverage our e-commerce expertise by providing eBusiness Services for a large cross section of businesses that have the need to implement an e-commerce strategy. We intend to build upon our current strengths by:

    . continuously testing new online and off-line marketing strategies in order to attract and retain customers,
    . expanding our product offerings with new categories and selections, . retaining and increasing our network of business partners and affiliates, . developing a customized, personalized and transparent one-to-one marketing approach, and
    .  diversifying into additional areas of Internet commerce.

Through eBusiness Services, Outpost.com has been developing relationships with some of the country's premier retailers as well as building alliances with established Internet brands. We began our "Clicks & Mortar" partnership strategy in 1999 by combining forces with Tweeter Home Entertainment Group, Inc. in a joint venture company to sell consumer electronics on the Internet. Our major partnerships include:


    . Tweeter@Outpost.com: We believe this site combines the strengths of two companies dedicated to providing unparalleled customer service and, on a fully authorized basis, offers leading consumer electronics brands such as Sony, Bose and Panasonic. Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) operates 90 retail locations throughout the United States.


    . www.Brookstone.com: Brookstone, Inc. (Nasdaq: BKST), with over 200 stores nationwide, is known for creating and marketing branded, innovative products. Brookstone is an eBusiness Services client for whom we operate a complete e-commerce solution (www.brookstone.com).

    . Cameras by Wolf Camera: Wolf Camera appears on the Outpost.com site providing a vast selection of digital and traditional cameras as well as other photographic equipment and accessories. Wolf Camera operates more than 600 retail stores around the country.

    . Our newly created Luxury Gift Gallery: For the 2000 holiday season, we have created a Luxury Gift Gallery by teaming up with some well-known online and off-line brands. This gift gallery offers a large selection of unique, premium quality gifts to meet the demand of our growing customer base. Several major, brand name retailers and manufactures showcase their products in our Luxury Gift Gallery. These include: Marmot Mountain, Ltd., Earth Sports, Museum Company.com, Omaha Steaks, Swiss Army, Cigars International, and Fulton Street Lobster & Seafood Co.

Our marketing strategy is to cost effectively acquire new customers, build customer loyalty, promote repeat purchases, increase our market share and promote and increase our brand awareness. We are implementing this strategy through the following channels:

     Advertising: We have implemented a broad-based, online advertising campaign
     -----------
     designed to drive high-value traffic to our Web site. Our current online advertising focuses on a variety of Web sites and shopping portals that have a proven ability to drive buyers to our site. We optimize the performance of our online efforts through the use of dynamic tools. Limited traditional advertising primarily in the form of print media occurs during certain promotional periods.

     Outpost Affiliate Network Program: The Outpost affiliate program is an
     ---------------------------------
     established network of Web sites that post links to Outpost.com and receive a commission on sales they generate on a direct click through to Outpost.com. We believe that the Outpost Affiliate Network is one of the leading programs in the industry today.

     Customer Retention Programs: With a repeat purchase rate well in excess of
     ---------------------------
     50%, we have successfully implemented a number of customer retention programs designed to increase our customers' loyalty. Our TruePrice marketing program that provides our retail customers with free overnight delivery (up to $100 of shipping charges) to any location within the United States has been especially effective. In addition, we believe that our customer privacy program, which is based on our long-standing policy of maintaining the confidentiality of our customer information, has helped create and maintain strong customer loyalty.

     Customer Relationship Marketing: Jupiter Communications, a market research
     -------------------------------
     firm, projects that by 2002 consumer e-mail volume will rise by 58% to 576 million messages per day, up from 335 million per day in 1999. In order to expand our customer retention and acquisition efforts, we have developed a concentrated customer relationship marketing campaign. At Outpost.com, we believe that e-mail direct marketing offers significant advantages over traditional "snail" mail marketing including: ease of personalization; lower cost; and more rapid delivery and response. We developed and implemented technology-based systems that customize the content of targeted e-mails based on order history, platform of choice and other buying criteria. In addition, we are creating plans for increased loyalty programs beyond our current efforts to maximize the lifetime value of our customers.

     Market Intelligence and Research: We have created a group to study the
     --------------------------------
     productivity and behavior of our customer base in order to determine the effectiveness of our marketing efforts. The market intelligence program works with both our internal data, mining session behavior and retention programs as well as with syndicated third party data provided by research firms such as Forrester and BizRate.com. We have commissioned proprietary studies to gain better understanding of our customers and use data produced from these studies to help determine the likelihood that our customers will return to us to purchase again and again and to determine what other product selections might appeal to our established customers.

We were incorporated in Connecticut in 1995 and reincorporated in Delaware in 1998. Our principal executive offices are located at 23 North Main Street, Kent, Connecticut 06757. Our telephone number is (860) 927-2050. Our Web site is located at http://www.Outpost.com. We do not intend the information found on our Web site to be a part of this prospectus.

                                  RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

RISKS RELATING TO OUR BUSINESS
-------------------------------

WE HAVE A RELATIVELY SHORT OPERATING HISTORY SO THERE IS A LIMITED AMOUNT OF INFORMATION THAT YOU CAN USE TO EVALUATE OUR BUSINESS AND PROSPECTS FOR SUCCESS.

We were founded in March 1995 and began selling computer products in May 1995. Accordingly, we have a limited operating history on which you can evaluate our business and prospects for success. Since our inception, we have devoted our efforts primarily to business development, sales and marketing, financial planning, recruiting management and technical staff, acquiring operating assets and raising capital. You must consider the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets, such as the market for online commerce. Some of these risks and uncertainties relate to our ability to:

     . anticipate and adapt to changes in the rapidly evolving online commerce market;

     .  retain current customers and attract new customers;

     . implement and successfully execute our business strategy and sales and marketing initiatives;

     .  attract, retain and motivate qualified personnel;

     . maintain and build upon our relationships with our partners and affiliates;

     .  respond effectively to competitive and technological developments;

     . continue to develop and upgrade our technology and transaction-processing systems; and

     .  effectively manage our anticipated growth.

If we are not successful in addressing these risks, our business, prospects, financial condition and results of operations could be materially harmed.

WE HAD AN ACCUMULATED DEFICIT OF $83.7 MILLION AS OF AUGUST 31, 2000 AND EXPECT TO CONTINUE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR OPERATING RESULTS AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

We have had substantial operating losses and negative cash flow since our inception and may never achieve or maintain profitability. We have an accumulated deficit of $83.7 million as of August 31, 2000. Factors that may affect our operating results include the frequency of manufacturer product releases, success of business alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales of technology, consumer electronics and high end consumer products are significantly affected by new product releases. Infrequent or delayed new product releases, when they occur, could negatively impact the overall growth in our sales. Gross profit margins for technology, consumer electronics and high end consumer products vary widely, with computer hardware generally having the lowest gross profit margins. As a result, we believe that we will continue to experience significant fluctuations in our operating results for the foreseeable future. Though we have been steadily increasing our product gross margins, achieving profitability depends upon our ability to generate and sustain increased revenue levels, acquire our customers more economically and increase the life-time value of our customers. We believe that our success will depend in large part on our ability to:

     .  extend our brand position;

     . provide our customers with outstanding value and a superior shopping experience;

     .  achieve sufficient sales volume to realize economies of scale;

     . diversify our revenue stream by providing business to business services and products; and

     . expand our product offering and further diversify our income stream by adding eBusiness Services partners to whom we provide valuable e-Commerce solutions and services.

During the early stages of our development, we experienced a significant revenue growth rate. As we mature, however, we expect our growth rate to plateau. We cannot assure you that we will continue to increase revenues or that we will ever achieve or maintain profitability or generate cash from operations.

WE ANTICIPATE THAT WE MAY NEED TO RAISE ADDITIONAL FUNDING WHICH MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US, IF AT ALL.


To date, our operations have consumed substantial amounts of capital. We expect our capital and operating expenditures to increase over the next several years as our sales volume increases and we expand our business through investments in marketing and promotion, Web site development and technology and operating infrastructure development. While we currently anticipate that we have adequate cash and investments to sustain our business through profitability, we cannot accurately predict future operating results or changes in our industry. Thus, we may have to raise additional capital to support our business operations, including obligations to strategic partners and third-party manufacturers. In the event that such additional financing is necessary, we may seek to raise such funds through public or private equity or debt financing or other means. We may not be able to raise additional financing when we need it, or we may not be able to raise financing on terms acceptable to us. In the event that adequate funds are not available, our business, prospects, financial condition and results of operations may be materially adversely affected.


OUR OPERATING RESULTS MAY FLUCTUATE SUBSTANTIALLY WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

Our results of operations have fluctuated in the past and we expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our operating results include:

     . our ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction;
     . our ability to manage our fulfillment activities and maintain gross margins;
     . the announcement or introduction of new Web sites, services and products by us or our vendors, strategic partners and competitors;
     .  the success of our strategic alliances;
     .  price competition or higher wholesale prices in the industry;
     .  our mix of product sales;
     .  our ability to merchandise, manage our inventory and fulfill orders;
     . purchases of large quantities of products, particularly in advance of the holidays, for which demand may not occur;
     .  seasonality of sales typically experienced by retailers;
     . the level of use of the Internet and online services and consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by us;
     . our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;
     .  the level of traffic to our Web site;
     .  technical difficulties, system downtime or Internet brownouts;
     . the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
     .  the level of merchandise returns we experience;
     . our inability to prevent fraud perpetrated by third parties through credit card transactions, fraudulent checks or misrepresented company information on open account orders;
     . governmental regulation and taxation; and . general economic conditions and economic conditions specific to the
        Internet, online commerce and the industry.

If the results of our operations, the businesses of our partners, or our other business results do not meet analysts' predictions or the market's expectations, then our stock price may decline. As a result, you could lose part or all of your investment.

OUR FINANCIAL RESULTS MAY FLUCTUATE SEASONALLY WHICH MAY NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND OUR STOCK PRICE.

We expect to experience seasonality in our revenues and sales and gross margins as a result of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Sales in the traditional retail computer and consumer technology industries are typically higher in the fourth calendar quarter of each year than in the preceding three quarters. To date, our limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on our business. If we do not accurately predict our sales and revenues, we may not appropriately adjust our spending on both inventory and operating costs. This could have a negative impact on our financial results and stock price. In addition, if our business results do not meet analysts' predictions or the market's expectations, then our stock price may decline. As a result, you could lose part or all of your investment.

IF WE ARE UNABLE TO SUCCESSFULLY COMPETE IN THE RETAIL TECHNOLOGY PRODUCTS INDUSTRY AND BUSINESS-TO-BUSINESS MARKET, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

The retail technology products industry as a whole is intensely competitive. We expect competition to increase as current competitors expand their product offerings and new competitors enter the market. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than we do. With relatively low barriers to entry, new and established companies in the retail technology market could develop. Our current or potential competitors include:

     .  traditional electronics retailers such as CompUSA and Circuit City;

     .  mail-order retailers such as CDW, Micro Warehouse, and PC Connection;

     .  Internet-only retailers including Amazon.com and Buy.com;

     . manufacturers that sell directly over the Internet or by telephone such as Dell and Gateway and many software companies;

     . a number of online service providers including America Online and the Microsoft Network that offer products directly or in partnership with other retailers; and

     . consumer electronics manufacturers that may develop direct channels to the consumer market.

OUR BUSINESS COULD SUFFER IF WE ARE NOT SUCCESSFUL IN MAKING AND INTEGRATING BUSINESS COMBINATIONS AND STRATEGIC PARTNERSHIPS

While we plan to continue to expand our operations and market presence by entering into business combinations, investments, joint ventures or other strategic partnerships, we have limited experience in doing so. These business combinations create considerable risks such as:

     . difficulty in assimilating the operations, technology and personnel of combined companies;

     . disruption of our ongoing business, including loss of management focus on existing business and other market and industry developments;

     . expenses associated with the amortization of goodwill and other purchased and intangible assets;

     .  additional operating losses and expenses of acquired businesses;

     .  valuation of purchased assets and liabilities; and

     .  problems retaining key technical and managerial personnel.

We may not succeed at addressing these risks which could negatively impact our business. Furthermore, we may not be able to identify suitable candidates for business combinations and cannot assure that these partnerships will lead to increased market share or increased revenues for us.

WE MAY BE UNABLE TO EFFECTIVELY MARKET OUR SERVICES AND ATTRACT NEW CUSTOMERS TO OUR STORE IN A REASONABLY COST EFFECTIVE MANNER. OUR EBS CUSTOMERS MAY CHOOSE NOT TO RENEW OR EXTEND THE TERM OF THEIR RELATIONSHIPS WITH US.

The online commerce market is new, rapidly evolving and intensely competitive. Current and new competitors can launch new sites quickly and inexpensively. In addition, online retailers may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other online services increase. Certain of our online competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than we do. Moreover, companies that control access to Internet commerce transactions through network access or Web browsers currently promote, and will likely continue to promote, our competitors. New technologies and the expansion of existing technologies may increase competition.

Increased competition may negatively impact our operating margins, market share and brand franchise, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations. Increased competition may also interfere with our ability to attract new customers and maintain existing customers. In addition, we may respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we would otherwise establish or obtain, and thus could have a material adverse effect on our business, prospects, financial condition and results of operations.

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE, WE WILL NOT BE COMPETITIVE IN THE MARKETPLACE.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Web site. The online commerce industry in which we operate, is characterized by:

     .  rapid technological change;

     .  changes in user and customer requirements and preferences;

     . frequent new product and service introductions embodying new technologies; and

     . the emergence of new industry standards and practices that could render our existing Web site and proprietary technology and systems obsolete.

Our success depends, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical and business risks. We may not successfully adapt to new technologies or effectively adapt our Web site, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, prospects, financial condition and results of operations would be materially adversely affected.

WE DEPEND ON DIGITAL ISLAND, INC. TO MANAGE OUR COMMUNICATIONS HARDWARE, AND A DELAY OR INTERRUPTION IN DIGITAL ISLAND'S SERVICE COULD RESULT IN OUR INABILITY TO RECEIVE CUSTOMER ORDERS OR PROVIDE HIGH-QUALITY CUSTOMER SERVICE.

Our ability to successfully receive and fulfill customer orders and provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications hardware required for Web access is managed by Digital Island, Inc., a third-party provider located in Staten Island, New York. We are dependent on the services of this provider, and its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our disaster recovery plan may not be adequate to protect us against loss and we do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruption, delays, loss of data or the inability to accept and fulfill customer orders. Any of the foregoing events could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE DEPEND ON AIRBORNE LOGISTICS SERVICES FOR TIMELY AND ACCURATE ORDER FULFILLMENT, AND A DELAY OR INTERRUPTION IN AIRBORNE'S SERVICE COULD RESULT IN OUR INABILITY TO PROCESS CUSTOMER ORDERS OR PROVIDE HIGH-QUALITY CUSTOMER SERVICES.

We house our inventory in a leased warehouse located in Wilmington, Ohio. In addition to warehousing services, Airborne Logistics Services, Inc. also provides our order fulfillment services. We are dependent on Airborne Logistics Services for timely, accurate order fulfillment. Although Airborne operates a secure facility, its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We do not presently have backup systems in place to replace or supplement Airborne's services in the event Airborne is unable to provide them. Our disaster recovery plan may not be adequate to protect us against loss and we do not carry sufficient business interruption insurance to compensate us for losses that may occur. Any of the foregoing events could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE DEPEND PRIMARILY ON AIRBORNE EXPRESS FOR TIMELY AND ACCURATE DELIVERY OF PRODUCTS TO OUR CUSTOMERS, AND A DELAY OR INTERRUPTION IN AIRBORNE'S SERVICE COULD RESULT IN LOST SALES AND AFFECT CUSTOMER SATISFACTION.

We have contracted with Airborne Express to deliver a significant percentage of orders to our customers. We depend on Airborne Express for timely delivery of orders to our customers (the majority of which are overnight). Any interruption in Airborne's service caused by strikes or otherwise could adversely affect our sales for a period of time and could result in lost customers.

WE RELY ON DEUTSCHE FINANCIAL SERVICES CORPORATION TO EXTEND CREDIT TO US TO PURCHASE INVENTORY, THE LOSS OF WHICH COULD LIMIT OUR ABILITY TO PURCHASE SUFFICIENT QUANTITIES OF MERCHANDISE, WHICH WOULD ADVERSELY AFFECT OUR REVENUES.

We can purchase inventory from certain vendors and elect to have these vendors invoice Deutsche Financial Services instead of us. Deutsche Financial Services pays the invoice and in turn bills us on a periodic basis throughout the month. If there is any change in the relationship or credit terms with Deutsche Financial Services, we may not be able to purchase sufficient quantities of merchandise on acceptable commercial terms, which would have a material adverse effect on our revenues and results of operations.

WE RELY ON CERTAIN VENDORS, THE LOSS OF WHICH COULD LIMIT OUR ABILITY TO SOURCE SUFFICIENT QUANTITIES OF MERCHANDISE, WHICH WOULD ADVERSELY AFFECT OUR REVENUES.

While we purchase our merchandise from many different vendors, a large percentage of our products are purchased through two vendors, Tech Data and Ingram Micro. If we fail to develop and maintain relationships with these and other vendors, we may not be able to source sufficient quantities of merchandise on acceptable commercial terms, which would have a material adverse effect on our revenues and results of operations.

IF WE FAIL TO CONTINUALLY DEVELOP AND UPGRADE OUR SYSTEMS, WE MAY EXPERIENCE DECREASED PERFORMANCE ON OUR WEB SITE, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION AND BUSINESS.

A key element of our strategy is to generate a high volume of traffic on our Web site. Accordingly, the satisfactory performance, reliability and availability of our Web site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues depend on the number of visitors who shop on our Web site, the size of their orders and the volume of orders we fulfill. We use a variety of internally and externally developed software for our Web site, search engine, customer and product databases, and transaction processing and order management systems. If we do not continue to develop and upgrade our existing technology or network infrastructure to accommodate increased traffic on our Web site or increased sales volume through our transaction processing and order management systems, we may experience:

     .  unanticipated system disruptions;

     .  degradation in levels of customer service;

     .  impaired quality and speed of order fulfillment; and

     .  delays in reporting accurate financial information.

Any system interruptions that result in the unavailability of our Web site or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of our product and service offerings. While we continually review and seek to upgrade and expand our transaction processing and order management systems in a timely and effective manner, we could experience future systems overloads or failures. In addition, we can not assure you that we will be able to smoothly integrate any newly developed or purchased modules with our existing systems or prevent unauthorized access to our data. Any inability to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

We have rapidly and significantly expanded our operations in recent years. We expect to continue to experience significant growth in our customer base and market opportunities. Our growth has placed, and is expected to continue to place, a significant strain on our management and our operating systems. Our success will partly depend on the ability of our officers and key employees to continue to:

     . implement and improve our operational, management information and financial control systems;

     .  expand, train and manage our work force;

    . improve existing transaction processing, operational and financial systems, procedures and controls; and

    . maintain and expand our relationships with various distributors, other Web site operators and Web service providers, and other third parties necessary to our business.

We can not assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are unable to manage our growth effectively, our business, prospects, financial condition and results of operations will be materially adversely affected.

IF WE FAIL TO RETAIN KEY PERSONNEL, OR HIRE, TRAIN AND RETAIN QUALIFIED EMPLOYEES, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS EFFECTIVELY.


Our performance is substantially dependent on the continued services and performance of our senior management. On November 16, 2000, our former President and Chief Executive Officer, Robert A. Bowman, resigned and Katherine N. Vick, our former Executive Vice President for Business Development and Chief Financial Officer, was appointed our new President. Ms. Vick's current employment agreement expires on January 31, 2001, at which time we will need to negotiate a new employment agreement with her. We cannot guarantee that we will succeed in negotiating such an agreement or that Ms. Vick will continue as our President. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business.


Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. From March 1995 to November 1, 2000 we expanded from two full-time employees to 350 full-time and 8 part-time employees. Our new employees include a number of key managerial, technical and operations personnel and we expect to add additional key personnel in the future. Competition for such personnel is intense, and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on our business.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

We regard our service marks, trademarks, trade secrets and similar intellectual property as instrumental to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, strategic partners and others to protect our proprietary rights. We have registered our trademarks and service marks in the United States and internationally, and have applied for the registration of certain of our other trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are available online.

We are not aware of any material infringements of our trademarks and proprietary rights. However, our proprietary rights may not be adequate or third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. If we are unable to protect our intellectual property, our business may be adversely affected.

WE MAY INADVERTENTLY INFRINGE UPON OTHERS' INTELLECTUAL PROPERTY RIGHTS, EXPOSING US TO LITIGATION THAT COULD ADVERSELY AFFECT OUR BUSINESS.

We believe that our success to date and our future success will depend in part upon our ability to provide information about the consumer technology products that we sell. We may face potential liability for copyright, trademark or patent infringement, defamation or other claims based on the nature and content of materials that we publish or distribute. Defending such claims, or liability arising out of such claims, could have a material adverse effect on our business. Moreover, because of the interconnectivity currently provided on our Web site, we could be exposed to liability with respect to content that we do not control. The insurance we carry may not be sufficient to offset the risks arising from these types of liabilities, and any liability in excess of that coverage could have a material adverse effect on our business.

LICENSEES OF OUR INTELLECTUAL PROPERTY MAY TAKE ACTIONS OR FAIL TO TAKE ACTIONS THAT COULD DIMINISH THE VALUE OF OUR INTELLECTUAL PROPERTY RIGHTS OR REPUTATION.

We have licensed in the past, and expect to license in the future, proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of our brand is maintained by such licensees, it is possible that such licensees will not take or will omit to take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business.

RISKS RELATING TO THE ONLINE COMMERCE INDUSTRY
-----------------------------------------------

WE DEPEND ON THE CONTINUED GROWTH OF ONLINE COMMERCE FOR OUR OWN GROWTH AND SUCCESS.

Substantially, all of our business is generated from our Web site. Therefore, our future revenues and any future profits depend on the willingness of consumers to accept the Internet as an effective medium of commerce. We are especially dependent upon the long-term acceptance of online commerce. Rapid growth in the use of and interest in online services is a recent phenomenon, and we can not assure you that a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. We rely on consumers who have historically used traditional means of commerce to purchase merchandise. For us to be successful, these consumers must accept and utilize novel ways of conducting business and obtaining information.

EFFORTS TO REGULATE OR ELIMINATE THE USE OF MECHANISMS WHICH AUTOMATICALLY COLLECT INFORMATION ON USERS OF OUR WEB SITE MAY INTERFERE WITH OUR ABILITY TO TARGET OUR MARKETING EFFORTS AND TAILOR OUR WEB SITE OFFERINGS TO THE TASTES OF OUR USERS.

Web sites typically place a tracking program on a user's hard drive. These programs automatically collect data on anyone visiting a Web site. Web site operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Web browsers allow users to elect to remove these mechanisms at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of our sales and marketing efforts.

WE COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad.

ANTITRUST SCRUTINY OF BUSINESS-TO-BUSINESS ONLINE COMMERCE EXCHANGES MAY ADVERSELY AFFECT OUR BUSINESS.

The establishment and operation of B2b online commerce exchanges may raise issues under U.S. and foreign antitrust laws. The Federal Trade Commission and Department of Justice's Antitrust Division have recently informally requested information from certain exchanges about how these online commerce exchanges plan to operate. The European Union is also likely to review major B2b exchanges for compliance with European competition law. To the extent that U.S. or foreign antitrust regulators take adverse action with respect to B2b online commerce exchanges or establish rules or regulations governing these exchanges, or that there is a perception that regulators may do any of the foregoing, the establishment and growth of the online commerce exchanges may be hindered. Our revenues may suffer as a result.

IF CONSUMERS DO NOT PURCHASE GOODS ONLINE DUE TO CONCERNS ABOUT ONLINE SECURITY RISKS, INCLUDING CREDIT CARD FRAUD, OUR REVENUES WILL BE ADVERSELY AFFECTED.

The need to securely transmit confidential information, such as credit card and other personal information, over the Internet has been a significant barrier to online commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Furthermore, decreased traffic and online sales as a result of general security concerns could cause consumers to reduce their amount of online spending. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. To date, our losses due to credit card fraud have not been material. However, we can not assure you that we will not suffer significant losses as a result of fraudulent use of credit card information in the future, which could have a material adverse effect on our business. We may need to spend a great deal of money and use other resources to protect against the threat of security breaches or to alleviate problems caused by security breaches.

WE ARE VULNERABLE TO NEW TAX OBLIGATIONS THAT COULD BE IMPOSED ON ONLINE COMMERCE TRANSACTIONS.

We do not currently collect sales or other similar taxes in respect of shipments of goods into states other than Connecticut, New Jersey, Pennsylvania, and Ohio. The United States Congress has passed legislation limiting for three years the ability of the states to impose taxes on Internet-based transactions. Failure to renew this legislation could result in the imposition by various states of taxes on online commerce. Nevertheless, various states or foreign countries may seek to impose sales tax obligations on us and other online commerce companies. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of online commerce and cause purchasing through our Web site to be less attractive to customers as compared to traditional retail purchasing. A successful assertion by one or more states or any foreign country that we should have collected or be collecting sales or other taxes on the sale of merchandise could have a material adverse effect on our revenues and results of operations.

RISKS RELATING TO THIS OFFERING
--------------------------------

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE A TAKEOVER OF THE COMPANY THAT MAY ALSO BE ADVERSE TO SHAREHOLDERS.

Our certificate of incorporation authorizes our Board of Directors to issue, without stockholder approval, 10,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock or limit the price that investors might be willing to pay in the future for shares of common stock. Our certificate of incorporation also provides that:

    . the affirmative vote of the holders of at least 70% of the voting power of all of the then outstanding shares of our capital stock, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of our bylaws;

    . stockholders may not take any action by written consent without a meeting;

    . the board of directors will be classified into three classes with staggered terms of three years each; and

    . members of the board of directors may be removed only for cause and after reasonable notice and an opportunity to be heard before the body proposing to remove such director.

These provisions of the certificate of incorporation could have the effect of delaying, deterring or preventing a change in control of our company. Delaware law also contains provisions that may have the effect of delaying, deterring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of Outpost.com that is not approved by the board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.

WE EXPECT THE MARKET PRICE OF OUR COMMON STOCK TO BE VOLATILE AND THE MARKET PRICE COULD FALL BELOW THE PRICE YOU PAID FOR YOUR SHARES. AS A RESULT, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

The trading price of our common stock has been highly volatile and subject to wide fluctuations in response to many factors, many of which are beyond our control, such as:

    .  actual or anticipated variations in quarterly operating results;

    .  announcements of technological innovations;

    .  new sales formats or new products or services by us or our competitors;

    .  changes in financial estimates and forecasts by securities analysts;

    .  conditions or trends in the Internet and online commerce industries;

    . changes in the market valuations of other Internet online service or retail companies;

    .  announcements that we will make significant acquisitions;

    .  strategic partnerships;

    .  joint ventures or capital commitments;

    .  additions or departures of key personnel; and

    .  sales of common stock.

In addition, the stock market in general, the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against the company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

We have not paid cash dividends on our common stock to date and we do not anticipate paying cash dividends on the common stock in the foreseeable future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding:

    .  the structural benefits of electronic commerce;

    . the expected benefits of our systems in development that will customize our shopping experience;

    .  our intention to pursue more branding and advertising campaigns;

    .  our diversification into additional areas of Internet commerce;

    . our expectation that we will continue to incur substantial operating losses for the foreseeable future;

    . our expectation that we will experience significant fluctuations in future operating results and that our financial results will fluctuate seasonally; and

    . our expectation that our capital and operating expenditures will increase over the next several years.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the "Risk Factors" section in addition to the other information set forth in this prospectus and the documents incorporated by reference herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform the statement to actual results.

                              SELLING STOCKHOLDERS

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the common stock offered under this prospectus. Approximately 2.9 million of the 3,139,648 shares listed below are subject to lock-up agreements, which expire at various points ranging from four months following the effective date of the merger with CMPExpress, or September 8, 2000, through sixteen months following that date.


The selling stockholders have represented to us that they purchased the common stock for their own account for investment only and not with a view toward selling or distributing the shares, except through sales registered under the Securities Act or exemptions. We agreed with the selling stockholders to file this registration statement to register the resale of the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective for twenty-four (24) months after the initial effective date.


The following table shows information, as of November 27, 2000, with respect to the selling stockholders and the principal amounts of our common stock they beneficially own and the number of shares that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders.


The selling stockholders may offer all, some or none of the common stock. Thus, we cannot estimate the amount of the common stock that will be held by the selling stockholders upon termination of any sales. None of the selling stockholders has had any material relationship with us or our affiliates within the past three years.


                                                                                                   SHARES OWNED
                                                      SHARES OWNED PRIOR    MAXIMUM NUMBER       AFTER COMPLETION
                                                        TO THE OFFERING    OF SHARES OFFERED      OF THE OFFERING
                                                      ------------------   -----------------     ----------------
NAME OF SELLING STOCKHOLDER                NUMBER         PERCENT (1)                        NUMBER      PERCENT(1)
                                           ------         -----------                        ------      ----------
Diane Chewning                                 4,803             *               4,803           0            -
Dennis Flanagan                                9,607             *               9,607           0            -
Jeffrey Harrow                               296,614             *             296,614           0            -
Ted Kaminer                                  102,950             *             102,950           0            -
Bryn Kaufman                               1,276,590           4.0%          1,276,590           0            -
Walter Kaufman                                13,725             *              13,725           0            -
Liberty Ventures I, L.P.                     822,873           2.6%            822,873           0            -
Eric Lorenzoni                                 2,744             *               2,744           0            -
Sean McGilloway                                6,862             *               6,862           0            -
Janney Montgomery Scott LLC                   56,552             *              56,552           0            -
Janney Montgomery Scott LLC, as nominee      492,804           1.6%            492,804           0            -
Thomas Morse                                   9,607             *               9,607           0            -
Michael Mufson                                 9,607             *               9,607           0            -
Brad Oberwager                                 1,371             *               1,371           0            -
Nancy Patterson                               13,725             *              13,725           0            -
David Robkin                                   9,607             *               9,607           0            -
Richard Vague                                  9,607             *               9,607           0            -


* Represents less than 1% of the outstanding shares of common stock.


(1) Percentage of ownership prior to the offering is based on 31,654,780 shares of common stock outstanding on November 17, 2000.


(2) Number of shares and percentage after completion of the offering assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, that the shares are sold to unaffiliated third parties and that the selling stockholders acquire no additional shares of common stock before completion of this offering.

                              PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

    . transactions on the Nasdaq National Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

    .  in the over-the-counter market;

    . in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

    .  in connection with short sales of the shares;

    .  by pledge to secure debt and other obligations;

    . through the writing of options, whether the options are listed on an options exchange or otherwise;

    . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

    .  through a combination of any of the above transactions.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Regulation S of the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the common stock. We will not receive any of the proceeds from this offering.

                                 LEGAL MATTERS


The validity of the shares of common stock offered in this prospectus will be passed upon for Cyberian Outpost, Inc. by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beneficially own an aggregate of 6,000 shares of our common stock.

                                    EXPERTS

The balance sheets of Cyberian Outpost, Inc. as of February 29, 2000 and February 28, 1999, and the related statements of operations, redeemable preferred stock and changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 29, 2000 have been incorporated by reference in this registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy this material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of this material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. Our filings are also available to the public from the SEC's web site at www.sec.gov.

Our common stock is quoted on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room, or obtain a copy from the SEC upon payment of the fee prescribed by the SEC. You may also view the Registration Statement, including the exhibits and schedules, on the SEC's web site at www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


1. Annual Report on Form 10-K for the year ended February 29, 2000, filed on May 18, 2000, File No. 000-24659;

2. Quarterly Report on Form 10-Q for the quarter ended May 31, 2000, filed on July 14, 2000, File No. 000-24659;

3.  Current Report on Form 8-K, filed on September 21, 2000, File No. 000-24659;

4.  Current Report on Form 8-K, filed on November 17, 2000, File No. 000-24659;

5. Amendment No. 1 to Current Report 8-K/A filed on November 27, 2000, File No. 000-24659;

6. Quarterly Report on Form 10-Q for the quarter ended August 31, 2000, filed on October 13, 2000, File No. 000-24659; and

7. The description of the common stock contained in our Registration Statement on Form S-1 filed with the SEC on June 2, 1998, as amended, as that description may be amended from time to time, File No. 333-55819.


You may request a copy of these documents, which will be provided to you at no cost by contacting is in writing at:

                               Investor Relations
                             Cyberian Outpost, Inc.
                       23 North Main Street, P.O. Box 636
                            Kent, Connecticut 06757

or by contacting us via email at investors@outpost.com. or by telephone at (860) 927-2050.

                             CYBERIAN OUTPOST, INC.


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the Company's estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

ITEM                                       AMOUNT
-----------------------------------------  -------
        SEC registration fee.............  $ 2,397
        Legal fees and expenses..........   25,000
        Accounting fees and expenses.....    4,500
        Printing fees....................    2,500
        Miscellaneous fees and expenses..      603
                                           -------

          Total..........................  $35,000
                                           =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Certificate of Incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Certificate of Incorporation and the Company's Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the DGCL, Article Tenth of the Certificate of Incorporation eliminates the liability of a director to the Company or its stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the Company or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

The Company has obtained insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

ITEM 16. EXHIBITS.

Exhibit
Number    Description
          -----------

    *2.1 Agreement and Plan of Reorganization among the Registrant, Sydney
         Acqusition Sub, Inc. CMPExpress.com, Inc. and the stockholders of CMPExpress.com Inc. dated September 6, 2000.

   **4.1 Restated Certificate of Incorporation of the Registrant.

  ***4.2 Restated By-laws of the Registrant.

 ****4.3 Form of Common Stock Certificate.


*****4.5 Registration Rights Agreement dated as of September 8, 2000 among the
         Registrant and the investors named therein.


     5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the registered shares.

    23.1 Consent of KPMG LLP.

    23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).


****24.1 Power of Attorney (included on signature page).


* Previously filed with the SEC as exhibit 2.1 to, and incorporated herein by reference from, Current Report on Form 8-K filed on September 21, 2000.
File No. 000-24659

**   Previously filed with the SEC as exhibit 3.1 to, and incorporated herein by reference from, our Quarterly Report on Form 10-Q for the quarter ended
November 30, 1999. File No. 000-24659

*** Previously filed with the SEC as exhibit 3.1 to, and incorporated herein by reference from, our Quarterly Report on Form 10-Q for the quarter ended November 30, 1999. File No. 000-24659

**** Previously filed with the SEC as exhibit 4.1 to, and incorporated herein by reference from, our Registration Statement filed on Form S-1, File No. 333-55819.

***** Previously filed with the SEC in connection with this Registration Statement on Form S-3 filed on November 8, 2000. File No. 333-49524


ITEM 17. UNDERTAKINGS.

   (a) The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth the "Calculation of Registration Fee" table in the effective registration statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kent, State of Connecticut on November 27, 2000.


                         CYBERIAN OUTPOST, INC.

                         By: /s/ Katherine N. Vick
                         -------------------------

                           Katherine N. Vick
                           President



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



Signature                                   Title(s)                           Date
--------------------------  ----------------------------------------     ----------------

/s/ Katherine N. Vick       President                                    November 27, 2000
-------------------------   (principal executive officer)
Katherine N. Vick

/s/ Paul Williams III       Chief Financial Officer                      November 27, 2000
-------------------------
Paul Williams III           (principal financial and
                            accounting officer)

/s/     *                   Chairman of the Board                        November 27, 2000
-------------------------
Darryl Peck

/s/     *                   Director                                     November 27, 2000
-------------------------
Robert A. Bowan

/s/     *                   Director                                     November 27, 2000
-------------------------
William H. Lane, III


/s/     *                   Director                                     November 27, 2000
-------------------------
Michael Murray


/s/     *                   Director                                     November 27, 2000
-------------------------
James E. Preston

/s/     *                   Director                                     November 27, 2000
-------------------------
Donald Riegle, Jr.


* By executing her name hereto, Katherine N. Vick is signing this document on behalf of the persons indicated above by the powers of attorney duly executed by these persons and filed with the Securities and Exchange Commission.


By: /s/ Katherine N. Vick
   -----------------------
    Katherine N. Vick

                                 EXHIBIT INDEX

Exhibit
Number     Description
           -----------


 5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the registered shares.

23.1   Consent of KPMG LLP.

23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).